EX-28.h.7

AMENDED AND RESTATED FEE WAIVER AGREEMENT

AMENDED AND RESTATED FEE WAIVER AGREEMENT made this 15th day of December, 2017, between Dimensional Investment Group Inc., a Maryland corporation (the “Fund”), on behalf of the U.S. Large Company Portfolio (the “Portfolio”), and Dimensional Fund Advisors LP, a Delaware limited partnership (“Dimensional”), amending and restating the Amended and Restated Fee Waiver Agreement dated July 26, 2013.

WHEREAS, Dimensional has entered into an Investment Management Agreement with the Fund, on behalf of the Portfolio, pursuant to which Dimensional provides various services for the Portfolio, and for which Dimensional is compensated based on the average net assets of the Portfolio; and

WHEREAS, the Fund and Dimensional have determined that it is appropriate and in the best interests of the Portfolio and its shareholders to limit the expenses of each class of the Portfolio;

NOW, THEREFORE, the parties hereto agree as follows:

1.	Fee Waiver by Dimensional. Dimensional agrees to waive all or a portion of its management fee for the Portfolio to the extent necessary to reduce the ordinary operating expenses (excluding expenses incurred through investment in other investment companies) (“Portfolio Expenses”) of the Portfolio so that the Portfolio Expenses, on an annualized basis, do not exceed 0.08% of the average net assets of a class of the Portfolio (“Annualized Expense Ratio”).

2.	Duty to Reimburse Dimensional. If, at any time, the annualized expenses of the Portfolio (or class of the Portfolio) are less than the Annualized Expense Ratio, the Fund, on behalf of the Portfolio, shall reimburse Dimensional for any fees previously waived and/or expenses previously assumed to the extent that the amount of such reimbursement does not cause the annualized Portfolio Expenses for the Portfolio (or class of the Portfolio) to exceed the Annualized Expense Ratio. There shall be no obligation of the Fund, on behalf of the Portfolio, to reimburse Dimensional for waived fees or expenses that were assumed by Dimensional more than thirty-six months prior to the date of any such reimbursement.

3.	Assignment. No assignment of this Agreement shall be made by Dimensional without the prior consent of the Fund.

4.

Duration and Termination. This Agreement shall begin on February 28, 2018, and shall continue in effect until February 28, 2019 for the Portfolio (or class of the Portfolio) and shall continue in effect from year to year thereafter for the Portfolio (or class of the Portfolio), unless and until the Fund or Dimensional notifies the other party to the Agreement, at least thirty days prior to the end of the one-year period for the Portfolio (or class of the Portfolio), of its intention to terminate the Agreement for the Portfolio (or class of the Portfolio). This Agreement shall automatically terminate upon the termination of the Investment

Management Agreement between Dimensional and the Fund, on behalf of the Portfolio.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first-above written.

DIMENSIONAL INVESTMENT GROUP INC.	DIMENSIONAL FUND ADVISORS LP

By: DIMENSIONAL HOLDINGS INC., General Partner

By:	By:

Name:	Name:

Title:	Title:

Dated:  December 15, 2017

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